ASSET PURCHASE AGREEMENT

Between

CHECKPOINT SYSTEMS, INC.

and

ALPHA SECURITY PRODUCTS, INC.

Dated: November 1, 2007

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (together with all Schedules and Exhibits attached hereto, the “Agreement”) is made this 1st day of November, 2007 by and between CHECKPOINT SYSTEMS, INC., a Pennsylvania corporation (the “Buyer”), and ALPHA SECURITY PRODUCTS, INC., an Ohio corporation (the “Seller”).

BACKGROUND

This Agreement describes a transaction in which Buyer is purchasing the assets of Seller’s S3 Business (defined below) and assuming certain stated liabilities of Seller. The S3 Business is the development, manufacture, distribution and sale of retail store applied security products requiring removal by store personnel at the cash register (the “Business”). The Business is principally located at 1510 4th Street, S.E., Canton, Ohio 44707 (“Facility”).

NOW, THEREFORE, in consideration of the foregoing premises and of the mutual covenants and agreements contained in this Agreement, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1 Agreement to Sell. At the closing of the transaction contemplated herein (the “Closing”), which is occurring on the date hereof (the “Closing Date”), and in accordance with the terms and conditions of this Agreement, Seller shall grant, sell, convey, assign and deliver to Buyer, all of the assets, properties and rights of any kind, whether tangible or intangible, real or personal, of Seller related to and/or constituting the Business, or used therein (except for Excluded Assets, as defined in Section 1.2 hereof) (collectively, the “Acquired Assets”) including, without limitation, the following:

(a) the Facility, which is the only real property owned by the Seller and used in the Business (“Owned Real Property”) and all fixtures, furniture, machinery, equipment, accessories, attachments, ancillary devices, tooling, dies and other tangible personal property owned by Seller located at the Facility and used in connection with the operation of the Business and all fixtures, furniture, machinery, equipment, accessories, attachments, ancillary devices, tooling, dies and other tangible personal property owned by Seller located elsewhere and used in connection with the operation of the Business (exclusive of employee owned tools) listed or described on Schedule 1.1(a) hereto (collectively, the “Fixed Assets”);

(b) All supplies owned by Seller and used in connection with the operation of the Business;

(c) All inventories of the Business owned on the Closing Date or located at vendors awaiting purchase (collectively, the “Inventory”);

(d) All of Seller’s rights in any written agreement, contract, lease, loan, evidence of indebtedness, purchase order, letter of credit, indenture, security or pledge agreement, franchise agreement, covenant not to compete, employment agreement, license, instrument, obligation or commitment to which the Seller is a party, all of which relate to the Business and (except for a listing of open purchase orders which has separately been provided to Buyer or that do not involve an amount greater than fifty thousand dollars ($50,000)) are listed on Schedule 1.1(d) (“Contracts”);

(e) those specific accounts and notes receivable (whether current or noncurrent), earned but unbilled revenues, if any, refunds, deposits, prepayments and unbilled costs and fees of the Business and a statement of such other assets of the Business, in each case that are listed on Schedule 1.1(e) (“Accounts Receivable”);

(f) all prepaid items related to the Business listed on Schedule 1.1(f) hereto;

(g) All rights, if any, in any intellectual property owned by Seller and used in the Business, including any copyrights, trademarks, service marks, logos, trade dress, trade names, and goodwill related thereto, technology rights, patents, patent applications and licenses, computer software (including without limitation any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, designs, specifications, plans, drawings, specifications, and intellectual property rights, in addition to all registrations, applications and common-law rights related thereto, all rights to obtain renewals, reissues and extensions of registrations or other legal protections related thereto, and all rights to sue at law or in equity for any and all damages and relief from any infringement, misappropriation or other impairment or violation thereof occurring prior to the Closing Date, including, without limitation, the intellectual property set forth on Schedule 2.19(a);

(h) The unregistered name “ALPHA SECURITY PRODUCTS, INC.,” and the corresponding logos and all names under which the Seller does business in connection with the Business, and except as set forth on Schedule 1.1(h), all telephone, fax, data line numbers, any other such numbers, all internet related assets, including all web sites, and all rights related thereto or in connection therewith, together with the goodwill of the Business appertaining thereto;

(i) All licenses, franchises, consents, permits and other authorizations for the operation of the Business (to the extent transferable and if not transferable, are so marked) including all of the foregoing that are material and are listed on Schedule 1.1(i) hereto (collectively, the “Licenses”);

(j) All claims, causes of action, rights of recovery and rights of set-off of any kind, against any person or entity, including, but not limited to, any encumbrances or other rights to payment or to enforce payment in connection with products delivered or services provided by the Seller on or prior to the Closing Date;

(k) All operating data and records of Seller used in the Business, including information, files, records, data, employee files, plans, Contracts and recorded information, customer and supplier lists, bills of material, customer pricing information, correspondence, office supplies, budgets and similar documents and records (collectively, the “Records”);

(l) Customer and other deposits related to the Business, all of which that include an amount greater than fifty thousand dollars ($50,000) are listed in Schedule 1.1(l) hereto; and

(m) All manufacturer warranties or other warranty rights relating to the Acquired Assets, if any and all rights under, or pursuant to, all warranties, representations and guarantees made by third parties in connection with the Assets or services furnished to the Seller pertaining to the Business or affecting the Assets, to the extent such warranties, representations and guarantees are assignable, and those which are not assignable are listed on Schedule 1.1(m).

1.2 Excluded Assets. Notwithstanding the foregoing, the Acquired Assets shall not include any of the following assets that relate to the Business (collectively, the “Excluded Assets”), and shall not be assigned or transferred to Buyer:

(a)	the assets, properties or rights set forth or described on Schedule 1.2(a); and

(b)	the rights of Seller under this Agreement;

1.3 Agreement to Purchase. At the Closing, in accordance with the terms and conditions of this Agreement and in reliance on the representations, warranties and covenants of Seller, Buyer hereby purchases the Acquired Assets from Seller for the Purchase Price (as defined in Section 1.4 hereof). In addition, Buyer hereby assumes at the Closing and agrees to pay, discharge or perform, as appropriate, only those liabilities and obligations of Seller described in Section 1.5 of this Agreement. Except as expressly provided in Section 1.5 hereof, Buyer does not hereby assume or be responsible for any liabilities or obligations of the Business or Seller.

1.4 Purchase Price. (a) The purchase price for the Acquired Assets (the “Purchase Price”) in the aggregate consists of:

(i)	the Initial Cash Purchase Price, as determined in Section 1.4(b),

(ii)	the total Contingent Payments, described in Section 1.4(d), and

(iii)	the Final Net Working Capital Adjustment (as defined in Section 1.6(f)(vi)).

(b) The “Initial Cash Purchase Price” equals $122,000,000 minus any decrease resulting from the Initial Working Capital Adjustment (as defined in Section 1.6(f)(v) below) or plus the amount of any increase resulting from the Initial Net Working Capital Adjustment. The balance of the Initial Cash Purchase Price, after giving effect to the deposit of the Escrowed Amount described in Section 1.4(c) below, will be by paid by Buyer to Seller at Closing via wire transfer of immediately available funds, pursuant to wiring instructions set forth on a closing statement executed by both parties.

(c) Buyer shall deposit Seven Million Five Hundred Thousand Dollars ($7,500,000) of the Initial Cash Purchase Price (“the Escrowed Amount”) by wire transfer at Closing into an escrow account of the escrow agent chosen by the parties prior to Closing (“Escrow Agent”). The Escrowed Amount will be held and delivered by the Escrow Agent in accordance with the terms and provisions of the “Escrow Agreement,” in a form satisfactory to each of the parties, which, in part, provides that the Escrow Amount shall be used as security for Sellers’ indemnification obligations set forth in Article V below; provided, however, that the Escrowed Funds shall not be the limit of Seller’s obligations, if any. All interest accruing on the Escrowed Amount shall inure to the account of the Seller.

(d) Contingent Additional Purchase Price.

(i) Subsequent to Closing and in accordance with this Section 1.4(d), Seller shall have the right to receive, and Buyer shall pay as to the Seller, contingent additional Purchase Price up to a maximum of Eight Million Dollars ($8,000,000) (the “Contingent Payment”) together with interest thereon pursuant to Exhibit 1.4(d)(i) attached hereto. Buyer agrees that during the Contingent Payment Period (as defined in Exhibit 1.4(d)(i)) it will not take any action or refrain from taking any action in the S3 Business, a purpose of which is to prevent or reduce any Contingent Payments or Seller from earning the Maximum Contingent Payment Amount (as defined in Exhibit 1.4(d)(i)).

(ii) The Contingent Payment Statement (defined in Exhibit 1.4(d)(i)) shall be subject to review and verification by the Seller. Buyer shall permit the Seller and its representatives to have reasonable access (upon Seller’s execution and delivery of Buyer’s accountant’s standard waiver/access letter, if required) to the data and information on which such Contingent Payment Statement was prepared and to Buyer’s employees and representatives who assisted in its preparation to the extent necessary to verify such information. The Seller shall be deemed to have accepted as final the Contingent Payment Statement unless, within thirty (30) days after the date of delivery of the Contingent Payment Statement to Seller, the Seller gives written notice of objection to Buyer to any item thereon, which objection shall specify in reasonable detail the basis for such objection, in which case Buyer and Seller shall attempt in good faith to resolve such dispute as promptly as possible. If a final resolution thereof is not obtained within thirty (30) days after the date of delivery of Seller’s objection to Buyer the parties will engage Cohen & Company (the “Independent Auditor”), who shall resolve any remaining differences concerning such calculations. The Independent Auditor’s resolution shall be final and binding on the parties. The fees and expenses of the Independent Auditor shall be borne by Buyer if its calculation of the aggregate Contingent Payments was incorrect by more than two percent (2%) and otherwise such fees and expenses shall be borne by the Seller.

(iii) Buyer shall pay Seller any unpaid portion of the Contingent Payment determined to be due to Seller (and in the event that the determination is that Buyer has overpaid Seller, Seller shall reimburse Buyer) not later than five (5) business days after the determination thereof becomes final.

(iv) Seller's right to receive the Contingent Payment, as outlined above, shall survive the Closing and the Closing Date and shall be enforceable from and after the Closing Date against Buyer. The right to receive the Contingent Payment may not be assigned or utilized as collateral by the Seller without the prior written consent of the Buyer.

1.5 Assumption of Liabilities.

(a) At the Closing, Buyer shall assume and agree to pay, discharge or perform, as appropriate, all liabilities and obligations of the Business accrued or arising before or after the Closing, including, but not limited to, the following, but excluding all Retained Liabilities as hereinafter defined, (the “Assumed Liabilities”):

(i) the leases and Contracts described on Schedule 1.1(d);

(ii) all accrued trade accounts payable, which shall be estimated on the Estimated Statement of Net Working Capital and finalized with the Final Statement of Net Working Capital;

(iii) all accrued expenses and operating liabilities (including sales, real and personal property taxes, accrued bonus, and any vacation pay) incurred in the ordinary course of operating the Business, which, except for vacation pay, shall be estimated on the Estimated Statement of Net Working Capital and finalized with the Final Statement of Net Working Capital; and

(iv) all warranty claims in connection with products sold by the Seller in the Business; provided, however, subject to the Seller’s reimbursement obligations set forth in Section 5.1(f) and (g).

For purposes of clarity, the parties acknowledge and agree that in the event that Seller has overlooked the accrual of a trade accounts payable or the accrual of an expense or operating liability for the Business under Sections 1.5(a) (ii) or (iii) on the Estimated Statement of Net Working Capital, Seller shall be entitled to submit to Buyer such accrual for inclusion on the Final Statement of Net Working Capital.

(b) Notwithstanding the foregoing, Buyer shall not assume or agree to pay, discharge or perform any of the following liabilities or obligations (the “Retained Liabilities”) arising out of:

(i)  certain trade accounts payable that are noted as retained by Seller on the Estimated Statement of Net Working Capital and finalized with the Final Statement of Net Working Capital;

(ii) Any claims made or threatened by, or on behalf of (e.g., a claim brought by the EEOC) any employee or independent contractor (performing duties in the nature of an employee of the Business), including, without limitation, any claims relating to or arising out of any tort (intentional or otherwise) or violation of law relating to discrimination, harassment, wrongful termination or other similar matters;

(iii) any condition or liability arising on or before the Closing Date which violates or is alleged to violate any Environmental, Health and Safety Laws;

(iv) income, franchise or other similar taxes;

(v) Retained Employees (as hereinafter defined);

(vi) any funded debt of Seller associated with the Business;

(vii) the liabilities and obligations retained by Seller pursuant to Section 4.1(c); and

(viii) the complaint by Mr. George Hanson as described on Schedule 2.15.

(c) Except as expressly provided in this Section 1.5, it is understood and agreed that Buyer does not assume or agree hereunder or otherwise to pay, perform or discharge any debt, obligation, tax or liability, known or unknown, contingent or otherwise, of Seller of any kind or nature whatsoever including, without limitation, any income or franchise tax obligations of Seller.

1.6 Statements of Net Working Capital and Determination of Net Working Capital Adjustment.

(a) Seller’s Preparation of Estimated Statement of Net Working Capital. One (1) business day prior to the Closing Date, the Seller shall have executed and delivered to Buyer an estimated statement of Net Working Capital as of the Closing Date (“Estimated Statement of Net Working Capital”), which shall have been prepared in a manner consistent with the calculation of the Net Working Capital Threshold Amount, as such calculation is further described on Schedule 1.6(a). The Estimated Statement of Net Working Capital shall include a calculation of the Initial Net Working Capital Adjustment (as defined below in Section 1.6(f)(v)) and Accounts Receivable detail listing for the Accounts Receivable on the Estimated Statement of Net Working Capital; provided, however, that Buyer shall have the option at Closing to not accept the assignment of certain Accounts Receivable set forth on the Estimated Statement of Net Working Capital, shall identify those Accounts Receivable that shall remain with Seller and the Initial Net Working Capital Adjustment shall be correspondingly reduced; provided, however, that in no event shall Buyer have the option not to accept any Accounts Receivable owed by it or its affiliates.

(b) Buyer’s Preparation of Final Statement of Net Working Capital. As promptly as possible following the close of business on the Closing Date, but in no event later than ninety (90) days after the Closing Date, the Buyer shall prepare a proposed Final Statement of Net Working Capital, which shall be consistent with the calculation of the Net Working Capital Threshold Amount (including the stated amount of reserves). The parties agree that the reserve in respect of obsolescence shall be One Hundred Twenty-Five Thousand Dollars ($125,000) and no further adjustment to Inventory or such reserve shall be made in respect of obsolete or unsaleable Inventory. For purposes of clarity, in no event shall any determination or calculation of Inventory and/or the reserves in respect thereof made by Seller in the Estimated Statement of Net Working Capital be subject to modification by Buyer, except in the case of manifest error in determining the cost or quantity thereof. If, based on the Buyer’s calculations, the proposed Final Statement of Net Working Capital contains a proposed Final Net Working Capital Adjustment that results in an increase to the Purchase Price (as compared to the Estimated Statement of Net Working Capital), the Buyer will pay in cash that increased amount to the Seller at the time the proposed Final Statement of Net Working Capital is delivered in accordance with this Section 1.6(b).

(c) Seller’s Review. Seller shall have a period of thirty (30) days following delivery to it of the proposed Final Statement of Net Working Capital to review, at the expense of the Seller, the proposed Final Statement of Net Working Capital and the computation of the proposed Final Net Working Capital Adjustment. Buyer agrees to provide, or cause to be provided, to Seller or its designated representatives materials or information in its possession in order for Seller to review the preparation of the proposed Final Statement of Net Working Capital and the computation of the proposed Final Net Working Capital Adjustment. In the event that Seller does not provide written notice to Buyer within such thirty (30) day period that Seller disagrees with the proposed Final Statement of Net Working Capital and/or the computation of the proposed Final Net Working Capital Adjustment (“Notice of Disagreement”), then such Final Statement of Net Working Capital shall be deemed final.

(d) Independent Review. In the event Seller provides Buyer with a Notice of Disagreement and the parties have not resolved such disagreement within thirty (30) days after the date of delivery of the Notice of Disagreement, the parties shall submit to an Independent Auditor such Estimated Statement of Net Working Capital, the proposed Final Statement of Net Working Capital and computation of the proposed Final Net Working Capital Adjustment, Schedule 1.6(a), the Notice of Disagreement, and any other documents or information which the parties deem, or the Independent Auditor deems, pertinent in order to make a final and binding determination of any issues as to which the parties are in disagreement. The Independent Auditor shall advise the parties of its decision relative to the controversy within sixty (60) days (or as soon as practicable) after its receipt of the applicable statements and other documents or information which it has requested and at such time the Final Net Working Capital Adjustment as determined by the Independent Accountant shall be deemed final. Such firm shall be acting as an arbitrator and not as an auditor and shall decide only those issues as to which the parties are not in agreement. The fees and expenses of the Independent Auditor shall be equally apportioned between the Buyer and the Seller.

(e) Payment of Final Net Working Capital Adjustment. Within ten (10) days after the final determination of the Final Net Working Capital Adjustment as provided in either Section 1.6(c) or Section 1.6(d):

(i) if the Final Net Working Capital Adjustment is an increase from the Initial Cash Purchase Price as described in Section 1.6(f)(vi)(B), Buyer shall pay to Seller such increase in cash, together with interest thereon from the Closing Date to the date of payment thereof, based on an annual compounded rate equal to the “prime rate” as published in The Wall Street Journal on the date of determination of the Final Net Working Capital Adjustment compounded annually (the “Prime Rate”), and

(ii) if the Final Net Working Capital Adjustment is a decrease from the Initial Cash Purchase Price as described in Section 1.6(f)(vi)(A), Buyer shall be entitled to recover such decrease in cash, together with interest thereon from the Closing Date to the date of payment thereof at the Prime Rate, directly from Seller for any amount owing to Buyer.

In the event that a party (other than the Escrow Agent) does not make its total payment as required by this Section 1.6, then the unpaid amount shall accrue interest at a rate equal to the Prime Rate plus five percent (5%) until fully paid.

(f) Definitions. For purposes of this Section 1.6, the foregoing capitalized terms shall have the meanings ascribed below:

(i) “Net Working Capital Threshold Amount” shall mean $10,700,000.

(ii) “Final Statement of Net Working Capital” shall mean a Schedule of the Business’ Net Working Capital as of the Closing Date prepared in a manner consistent with the calculation of the Net Working Capital Threshold Amount.

(iii) “GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting professionals of the United States of America, which are applicable on any particular date and are consistently applied.

(iv) “Net Working Capital” shall mean, with respect to the Seller, the Accounts Receivable less a reserve (the “Accounts Receivable Reserve”) plus net Inventory plus prepaid expenses less the trade accounts payables assumed pursuant to Section 1.5(a)(ii) less the accrued operating expenses assumed pursuant to Section 1.5(a)(iii) directly related to the Acquired Assets less an accrued warranty reserve (the “Warranty Reserve”), all as determined in a manner consistent with the calculation of the Net Working Capital Threshold Amount.

(v) “Initial Net Working Capital Adjustment” shall mean (A) the amount, if any, by which the Net Working Capital Threshold Amount exceeds the Estimated Net Working Capital or (B) the amount, if any, by which the Estimated Net Working Capital exceeds the Net Working Capital Threshold Amount.

(vi) “Final Net Working Capital Adjustment” shall mean either (A) the amount, if any, by which the Estimated Net Working Capital exceeds the Final Statement of Net Working Capital or (B) by the amount, if any, by which the Final Statement of Net Working Capital exceeds the Estimated Net Working Capital.

1.7 Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquired Assets and Assumed Liabilities as jointly determined by the Buyer and Seller and in accordance with GAAP and the fair market value of such Acquired Assets and Assumed Liabilities. Buyer shall deliver a statement of such allocation (“Statement of Allocation”) to Seller within ten (10) days from the date the Final Statement of Net Working Capital is finalized. Seller and Buyer each hereby covenant and agree that they will not take a position on any income tax return, before any governmental agency charged with the collection of any income tax, or in any judicial proceeding that is in any way inconsistent with the Statement of Allocation and this Section 1.7.

1.8 Title to Acquired Assets; Risk of Loss. Title to and risk of loss for all Acquired Assets shall pass from Seller to Buyer at midnight on the Closing Date.

1.9 Local Entity Transfers of Acquired Assets.

Seller shall cause each applicable local subsidiary of Seller (a “Seller Local Entity”) in each of the jurisdictions where the Acquired Assets are being transferred to transfer those Acquired Assets owned by such Seller Local Entity to Buyer or Buyer’s nominee. Seller shall cause each Seller Local Entity to enter into a separate written agreement (each a “Local Agreement”) for the sale and transfer of the portion of the Acquired Assets which are being transferred from the respective Seller Local Entity to Buyer or a local entity of Buyer in the jurisdiction in which the assets are being transferred (a “Buyer Local Entity”). The parties agree that each Buyer Local Entity shall be a third party beneficiary under this Agreement and shall have standing to enforce any rights and remedies that Buyer may have under this Agreement. To the extent this Agreement provides for remedies of either party, the parties acknowledge that either party can seek remedies not only for their own damages but also for damages of the Seller Local Entity (with respect to the Seller) or the Buyer Local Entity (with respect to the Buyer).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents, warrants and covenants to Buyer as of the date hereof and the Closing Date, as follows:

2.1 Corporate Existence. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to carry on its business as now conducted. Seller is not required to be qualified to do business as a foreign corporation in any other jurisdictions in which the failure to so qualify would have a material adverse effect on the properties, operation or condition (financial or otherwise) of the Business.

2.2 Authorization of Transaction. Seller has full corporate power and authority and legal right to enter into this Agreement and to consummate the transactions provided for herein. All corporate actions on the part of Seller necessary to approve the transactions contemplated by this Agreement have been duly taken as required by applicable law and any applicable agreements. This Agreement has been, and the other agreements, documents and instruments required to be delivered by Seller in accordance with the provisions hereof will be, duly executed and delivered by Seller and constitute, or will constitute when delivered, the valid and binding agreement and obligations of Seller enforceable against Seller in accordance with their respective terms.

2.3 Absence of Violation or Conflicts/Consents. The execution and delivery of this Agreement, and the consummation of the transactions contemplated by this Agreement, by Seller do not and will not violate, conflict with or result in the breach of any material (applicable only to sections (a), (b) and (d)) term, condition or provision of, or require the consent of any other person under (a) any material existing law, ordinance, or governmental rule or regulation to which Seller is subject, (b) any material judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Seller, (c) the charter, bylaws or any other organizational documents of Seller or any securities issued by Seller, or (d) except as set forth on Schedule 2.3(d), any material instrument, document or agreement, oral or written, to which Seller is a party, by which Seller may have rights or by which any of the Acquired Assets or the Business may be bound or affected, or which would create a lien, claim or encumbrance on the Acquired Assets as a result thereof. Except for authorizations, approvals, consents, registrations and filings that have either been obtained, registered or filed or will be filed or applied for prior to Closing and are disclosed in Schedule 2.3(e), no material authorization, approval or consent of, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery or performance of this Agreement by Seller.

2.4 Financial Statements and Backlog.

(a) Attached as Schedule 2.4(a) are copies of the un-audited balance sheet and statements of income for the Business as at and for the fiscal ended December 31, 2006 (the "Annual Financial Statement").

(b) Attached as Schedule 2.4(b) are copies of internal, unaudited balance sheets and statements of income for the Business as at and for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007 (the "Interim Financial Statements" and, together with the Annual Financial Statement, the "Financial Statements").

(c) Except for the absence of footnotes and as otherwise described on Schedule 2.4(c), or as disclosed in the Financial Statements, as of their respective dates, the Financial Statements: (i) were prepared in accordance with the Accounting Principles and Procedures attached as Schedule 2.4(c) (the “Accounting Principles and Procedures”) and otherwise in accordance with GAAP, consistently applied from period to period (except for changes, if any, and disclosed therein), and (ii) fairly present in all material respects the financial position and results of operations of the Business, as applicable, as of the dates and for the periods covered thereby, subject, in the case of the Interim Financial Statements, to normal year end adjustments, none of which are expected to be material.

(d) Attached as Schedule 2.4(d) are true and correct copies of the backlog report containing actual orders by customers or releases against long-term agreements and represents contractual obligations (subject to confirming customer purchase orders or rights to cancel or postpone) of the listed customers of the Business (the “Backlog Report”) as of a date not more than three (3) weeks prior to the date hereof. The Backlog Report shall be presented by customer name, sales dollar value and due date of shipment.

2.5 Title to Acquired Assets. Seller has good, valid and marketable title to all of its properties and assets, personal and mixed, which are included in the Acquired Assets, free and clear of all mortgages, liens, pledges, security interests, charges, claims, restrictions and other encumbrances and defects of title of any nature whatsoever, except for (i) liens for current real or personal property taxes not yet delinquent, (ii) mechanic’s or materialman’s liens, to the extent such liens arise from the Assumed Liabilities, (iii) existing lease of a portion of the Facility, liens and encumbrances disclosed in Schedule 2.5-1 attached hereto (“Permitted Liens”), or (iv) existing liens and encumbrances disclosed in Schedule 2.5-2 attached hereto, which will be satisfied at or prior to Closing. Except as set forth on Schedule 2.5-3 attached hereto and the Excluded Assets, the Acquired Assets constitute all of the assets necessary to operate the Business as it is currently being conducted.

2.6 Condition of Fixed Assets. Except for the Excluded Assets, the Fixed Assets and the operating condition thereof are sufficient for the operation of the Business as it has been historically operated.

THE FIXED ASSETS ARE BEING SOLD “AS IS, WHERE IS.” EXCEPT FOR THE SPECIFIC REPRESENTATIONS STATED IN SECTIONS 2.5 AND 2.6, THERE ARE NO OTHER WARRANTIES EXPRESS OR IMPLIED. ALL OTHER WARRANTIES, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE FOR THE FIXED ASSETS ARE EXCLUDED.

2.7 Compliance with Law. With respect to the Business, Seller has materially complied with, and is not in violation of, any material law, ordinance or governmental rule or regulation, whether federal, state, or local to which the Seller’s Business, operations, assets or properties is subject, excluding matters referred to in Sections 2.10, 2.11, 2.12 and 2.16 (“Regulations”), and has not failed to obtain or adhere to the requirements of any material Licenses which are necessary for the conduct of the Business as now conducted or for the ownership and use of the assets owned or used by Seller in the conduct of the Business. Seller is not in default, nor has it received any notice of any claim of default, with respect to any such License. Except as set forth in Schedule 2.3(e) hereto, all such Licenses are renewable by their terms or in the ordinary course of business without the need to comply with any special qualification procedures or to pay any amounts other than routine filing fees. No shareholder, director, officer, employee or former employee of Seller or any affiliates of Seller, or any other person, firm or corporation owns or has any proprietary, financial or other interest (direct or indirect) in any License which Seller owns, possess or uses in the operation of the Business as now conducted.

2.8 Inventory. All Inventory of Seller used in the conduct of the Business (including without limitation, raw materials, packing materials, work-in process and finished goods), was acquired or manufactured and has been maintained in the ordinary course of the Business. No representation is being made with respect to the obsolescence or unsaleability of Inventory.

2.9 Assumed Liabilities. Except for third-party consents referred to in Section 4.5 hereof, the execution of this Agreement and the consummation of the transaction provided for herein will not result in a breach of or default under any of the Assumed Liabilities or give rise to a right of termination by any party thereto.

2.10 Employees. Seller has not received written notice of and to Seller’s knowledge (as defined in Section 7.4 below) there exists no basis for any grievances or claims of unfair labor practices relating to the employees of the Business. For purposes of this Agreement, the phrase “employees of the Business” or other words to that effect shall mean employees of Seller predominantly utilized in the furtherance of the Business. With respect to the employees of the Business, Seller has not engaged in any patterns or practices that have resulted in employment-related claims being filed against Seller with the Equal Employment Opportunity Commission or any similar federal or state agency or court. Except as shown on Schedule 2.10, or otherwise not paid or payable in the ordinary course of business, Seller has paid or accrued all wages, bonuses, vacation pay, sick pay and other compensation to all employees of the Business for all periods prior to the Closing Date. Except as shown on Schedule 2.10, there are no verbal or written agreements with employees of the Business regarding compensation or other aspects of employment, and all employees have been employed by Seller at will, except in those jurisdictions in which at will employment is not recognized. To Seller’s knowledge and except as set forth on Schedule 2.10, no executive, key employee, or group of employees of the Business has any plans to terminate employment with Seller prior to Closing or not accept employment with Buyer in the Business subsequent to Closing due to, or in connection with, the consummation of the transactions contemplated by this Agreement. With respect to the employees of the Business in the last two (2) years prior to the Closing Date, except as set forth on Schedule 2.10, Seller has not transferred, hired, given pay increases or decreases to such employees except in the ordinary course of the Business and has not terminated the employment of such employees except in the ordinary course of the Business. Seller is not a party to or bound by any collective bargaining or other labor agreement with respect the employees of the Business, and there are no labor unions or other organizations representing or, to the knowledge of the Seller purporting to represent or attempting to represent, any employees of the Business. To Seller’s knowledge, no organizational effort is presently being made or threatened by or on behalf of any labor union with respect to employees of the Business.

2.11 Employee Plans.

(a)  Seller has made available to Buyer each material employment, bonus, profit sharing, compensation, severance, stock option, stock appreciation right, restricted stock, phantom stock, performance unit, pension, retirement, deferred compensation, welfare or other employee benefit agreement, policy or arrangement maintained or contributed to, or required to be contributed to, by the Seller for the benefit of any director, officer, employee or former employee of the Business (collectively referred to herein as the “Employee Plans.”) Schedule 2.11(a) sets forth a correct and complete list of all Employee Plans. True, correct and complete copies of all Employee Plans, including amendments thereto, trust agreements and any insurance contracts under which benefits are provided under such Plans, and a description of any such Plan that is not written, have been supplied to Buyer with respect to all Plans included in Assumed Liabilities. Buyer has been provided with a copy of the summary plan description, if any, for each Employee Plan that is an employee benefit plan, as defined in Section 3(3) of Employee Income Security Act of 1974, as amended (“ERISA”).

(b)  Full payment has been made of all amounts that are required under the terms of the Employee Plans to be paid as contributions with respect to all periods prior to and including the last day of the most recent fiscal year such Employee Plan ended on or before the date of this Agreement and all periods prior to the Closing Date and no accumulated funding deficiency or liquidity shortfall (as defined in Section 302 of ERISA) has been incurred with respect to any such Employee Plan. The funded status of each Employee Plan maintained by Seller is set forth on Schedule 2.11(b). Seller has paid or will pay all applicable premiums for any insurance contract which funds an Employee Plan for coverage provided through Closing. Seller has remitted all participant contributions on a timely basis to the Employee Plans in accordance with applicable law and regulation.

(c)  Seller has maintained all of its Employee Plans in material compliance with their terms and with all applicable provisions of ERISA, the Code and state laws. Seller has filed or caused to be filed with the Internal Revenue Service annual reports on Form 5500 for each Employee Plan for all years and periods for which such reports were required and within the time period required by ERISA and the Code. Copies of all such Form 5500 reports required to be filed by Seller for the past three years have been provided to Buyer for any Employee Plans to be assumed by Buyer hereunder.

(d)  All Employee Plans currently maintained or contributed to by Seller that are intended to be qualified under Section 401(a) of the Code are currently subject to favorable determination letters issued by the Internal Revenue Service with respect to the qualified status of such Employee Plans. There has been no occurrence since the date of any such determination letter that has adversely affected the qualified status of any such Employee Plan.

(e)  No “prohibited transaction,” as defined in Section 406 of ERISA and Section 4975 of the Code, has occurred with respect to any Employee Plan, and, to the knowledge of Seller, no civil or criminal action brought pursuant to Part V, Title I of ERISA is pending or is threatened in writing or orally against any fiduciary of any such Employee Plan. Neither the Internal Revenue Service nor the Department of Labor is currently auditing or reviewing any Employee Plan and the Seller has not received written notice of any impending audit or review of any such Employee Plan from the Internal Revenue Service or the Department of Labor.

(f)  Neither the Seller nor any affiliated entity (hereafter referred to as “ERISA Affiliate”) that together with the Seller are deemed a “single employer” within the meaning of Section 4001(a)(14) of ERISA, currently maintain any Employee Plan that is subject to Title IV of ERISA, nor have previously maintained any such Employee Plan within the past five years that has resulted in any liability or potential liability to the Seller or its ERISA Affiliates under said Title IV.

(g)  Neither the Seller nor its ERISA Affiliates maintain, or has contributed to within the past five years, any multi-employer plan, within the meaning of Section 3(37) or 4001(a)(3) of ERISA. Neither the Seller nor any of its ERISA Affiliates currently has any liability to make withdrawal liability payments to any multi-employer plan.

(h)  Except as set forth on Schedule 2.11(h), Seller does not maintain any plans or programs providing post-retirement medical, death or other welfare benefits (other than benefits required by law).

(i)  Each Employee Plan that is a group health plan has been operated in material compliance with the applicable requirements of Parts 6 and 7 of Subtitle B of Title I of ERISA, and Sections 9801 and 9802 of the Code and the regulations thereunder. Seller has not contributed to a non-conforming group health plan, as that term is defined in Section 5000(c) of the Code, or incurred any tax liability under Section 5000(a) of the Code. Each Employee Plan that is a group health plan has been operated in material compliance with the applicable requirements of Section 4980B(f) of the Code and Sections 601 through 608 of ERISA.

(j)  Seller has not incurred any excise tax liability that has not been satisfied as of the Closing Date with respect to any Employee Plan.

(k)  The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee of Seller to severance pay, unemployment compensation, accrued vacation pay, or any similar payment for which Buyer could be liable except as otherwise expressly provided herein, (ii) accelerate the time of payment or vesting or increase the amount of any compensation to or in respect of any current or former employee of Sellers for which Buyer could be liable, or (iii) result in or satisfy any condition to the payment of compensation to any current or former employee of Seller for which Buyer could be liable that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Section 280G of the Code.

The foregoing representations and warranties are limited to and are given and effective only to the extent related to the Business, the Acquired Assets, and the Assumed Liabilities and are null and void otherwise.

2.12 Environment, Health and Safety. Except as set forth on Schedule 2.12:

(a) Seller has materially complied in the operation of the Business in all respects with all Environmental and Health and Safety Laws (as defined in Section 2.12(d) below). No action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand or written notice has been held or commenced against it alleging any failure so to comply (without regard to materiality). Without limiting the generality of the preceding sentence, Seller has obtained and been in compliance with all of the terms and conditions of all material permits, licenses and other authorizations which are required under, and has complied with all material limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables which are contained in, all Environmental, Health and Safety Laws.

(b) Seller does not have any current liability for and Seller has not received notice in any form from any governmental authority or any third party that it: handled or disposed of any substance, arranged for the disposal of any substance in violation of or subject to strict liability pursuant to any Environmental, Health and Safety Law, to Seller’s knowledge exposed any employee or other individual to any substance or condition, or owned or operated any property or facility in any manner that could reasonably be expected to form the basis for, any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand against Seller giving rise to any liability for damage to any site, location or body of water (surface or subsurface), for any illness of or personal injury to any employee or other individual or for any reason under any Environmental, Health and Safety Law.

(c) All owned, occupied and/or leased properties and equipment used in the Business, or in connection with the Business, are and have been free of both regulated and unregulated underground storage tanks; any flammable substances or explosives; any radioactive and/or extremely hazardous wastes, chemicals or materials; asbestos in any form which is or could become friable; urea formaldehyde foam insulation; electrical equipment which contains any oil or dielectric fluid containing levels of polychlorinated biphenyls in excess of fifty parts per million; pesticides; and any other chemical, material or substance, exposure to, and/or use or disposal of which is prohibited, limited or regulated by any governmental authority or pursuant to any environmental Health and Safety Laws as a hazardous, dangerous, polluting and/or toxic substance, waste chemical or material, and/or one that may or could pose a hazard to the environment or to the health and safety of the owners, occupants or any persons in the vicinity of or otherwise in connection with the Seller’s business, except as in material compliance with Environmental, Health and Safety Laws.

(d) No hazardous substance has been disposed of, spilled or otherwise released by Seller in connection with the operation of the Business at the Facility in such a way as to create any material and/or unresolved liability to Seller under any applicable Environmental, Health and Safety Laws. For purposes of this Agreement, the definition of the term “hazardous substance” shall be that set out in Section 101(14) of the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. § 9601(14), as in effect on the date hereof, except that the term also shall include petroleum or any fraction and natural gas (whether existing as a gas or a liquid).

(e) “Environmental, Health and Safety Laws” means the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. 9601, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. 6901, et seq.), the Federal Water Pollution Control Act (33 U.S.C. 1251, et seq.), the Clean Air Act (42 U.S.C. 7401, et seq.), the Toxic Substance Control Act (15 U.S.C. 2601, et seq.), the Emergency Planning Community Right To Know Act (42 U.S.C. 11001, et seq.), and the Occupational Safety and Health Act of 1970 (“OSHA”), each as amended, together with all other laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of federal, state, and local governments (and all agencies thereof) concerning pollution or protection of the environment, public health and safety, or employee health and safety, including laws relating to emissions, discharges, releases, or threatened releases of pollutants, contaminants or chemical, industrial, hazardous or toxic materials or wastes into air, surface water, ground water, or lands or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants, or chemical, industrial, hazardous or toxic materials or wastes, all of which are related and material to the Business or the Facility only and not the Seller generally.

2.13 Real Property.

(a) Title to and Condition of Real Property. Schedule 2.13(a) sets forth:

(i) the street location for all Owned Real Property;

(ii) the complete legal description of each parcel of Owned Real Property;

(iii)  a copy of all deeds, surveys, documents to title, policies of title insurance, title opinions and appraisals in the Seller’s possession or control that relate to the Real Property; and

(iv) a copy of each written contract and a written description of each oral contract relating to the Owned Real Property (other than Permitted Liens and Contracts required to be disclosed on Schedule 1.1(d)) which either:

(A) requires expected expenditures in the aggregate of more than One Hundred Fifty Thousand Dollars ($150,000) annually;

(B) cannot be canceled without penalty on not less than ninety (90) days prior notice; or

(C) requires payment of any commissions or brokerage fees to any third party.

The Seller as indicated on Schedule 2.13(a) owns title to the Owned Real Property, in fee simple, which title shall be, on the Closing Date, recorded, marketable and free and clear of any and all Liens, claims, demands or rights of any third party whatsoever, and any and all easements under which such real property may be a subservient estate as well as all rights of way, encroachments, restrictions, covenants, recorded or unrecorded, except for Permitted Liens.

(b) Except as disclosed on Schedule 2.13(b), no portion of the Owned Real Property is subject to any pending condemnation proceeding by any public or quasi-public authority and, to the knowledge of Seller, there is no threatened condemnation proceeding with respect thereto. Schedule 2.13(b) lists any notice of an increase in the assessed (or equalized) valuation of the Owned Real Property and, except for such notice (or as disclosed on Schedule 2.13(b)), no notice of any contemplated special assessment has been given and there is, to the knowledge of Seller, no other threatened special assessment pertaining to any portion of the Owned Real Property. Except as disclosed on Schedule 2.13(b), the Seller has not received written notice of any outstanding violation of any Regulation respecting any portion of the Owned Real Property and no written notice of any such violation has been issued to the Seller by any Governmental Entity requiring construction, alterations or installation in connection with any portion of the Owned Real Property that has not been complied with. Except as disclosed in Schedules 2.13(b) or 2.5-1, the Owned Real Property is supplied with utilities and other services necessary for the operation of the facilities located thereon as presently conducted, and all of such services are adequate to conduct that portion of the Business as is presently conducted at such Owned Real Property; the Seller has not sublet, underlet or assigned any portion of the Owned Real Property and no third party is in possession of any portion of the Owned Real Property other than the Seller; and the zoning of each portion of the Owned Real Property permits the presently existing improvements and the continuation of the Business presently being conducted thereon as a conforming use.

2.14 Books of Accounts. The books, records and accounts of Seller maintained with respect to the Business accurately and fairly reflect, in reasonable detail, the transactions and the assets and liabilities of the Business. Seller has not engaged in any transaction with respect to the Business, maintained any bank account or used any of its funds in the conduct of the Business except for transactions, bank accounts and funds which have been and are reflected in the normally maintained books and records of Seller for the Business.

2.15 Litigation. Except as shown on Schedule 2.15, no litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority, is pending or, to the knowledge of Seller, threatened against Seller which relates to the Acquired Assets or the Business or the transactions contemplated by this Agreement, nor does Seller, to its knowledge, know of any reasonably likely basis for any such litigation, arbitration, investigation or proceeding, the result of which could materially and adversely affect the Acquired Assets or the Business or the transactions contemplated hereby. Seller is not a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority.

2.16 Tax and Other Returns and Reports. All federal, state and local tax returns, reports, statements and other similar filings required to be filed by Seller (the “Tax Returns”) with respect to any federal, state or local taxes, assessments, interest, penalties, deficiencies, fees and other governmental charges or impositions (including without limitation all income tax, unemployment compensation, social security, payroll, sales and use, excise, privilege, property, ad valorem, franchise, license, and any other tax or similar governmental charge) (“Taxes”) have been filed with the appropriate governmental agencies in all jurisdictions in which such Tax Returns are required to be filed and all such Tax Returns properly reflect the tax liabilities of Seller for the periods, property or events covered thereby. Seller has not received any notice of assessment or proposed assessment in connection with any Tax Returns and there are no pending or, to Seller’s knowledge, threatened, tax examinations or tax claims asserted against Seller or any of the Acquired Assets or the Business. There are no tax liens (other than any lien for current taxes not yet due and payable) on any of the Acquired Assets or the Business. Seller has made all deposits required by law to be made with respect to employees’ withholding and other employment taxes for all periods prior to the date of this Agreement and shall have paid all of the foregoing through the date of Closing.

The foregoing representation and warranty is limited to and is given and effective only to the extent related to the Business, the Acquired Assets, and the Assumed Liabilities and is null and void otherwise.

2.17 Accounts Receivable. The Accounts Receivable reflected on the Estimated Statement of Net Working Capital will be: (i) valid receivables, (ii) not subject to any existing valid counterclaims or setoffs, and (iii) collectible within ninety (90) days following Closing, except to the extent of any bad debt reserve reflected on the Final Statement of Net Working Capital. Schedule 1.1(e) provides an accurate and complete breakdown and aging of all Accounts Receivable as a date within the last three (3) days of the date hereof. No representation or writing is made as to any Accounts Receivable owed by Buyer or its affiliates. All existing Accounts Receivable represent valid obligations of customers of the Seller arising from bona fide transactions entered into in the ordinary course of business.

2.18 Contracts.

(a) Seller has made available to Buyer for its review accurate and complete copies of all Contracts listed on Schedule 1.1(d), including all amendments thereto (the “Listed Contracts”). Except as set forth on Schedule 2.18(a), each Contract is valid and in full force and effect, and is enforceable by the Seller in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Except as set forth in Schedule 2.18: (i) the Seller has not violated or breached, or committed any default under, any Contract in any material way, and, to the knowledge of the Seller, no other person has violated or breached, or committed any default under, any Contract in any material way; (ii) to the knowledge of the Seller, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, (A) result in a violation or breach of any of the provisions of any Contract, (B) give any person the right to declare a default or exercise any remedy under any Contract, (C) give any person the right to accelerate the maturity or performance of any Contract, or (D) give any person the right to cancel, terminate or modify any Contract;

(c) The Seller has not received any notice or other communication regarding (i) any actual or possible violation or breach of, or default under, any Contract, or (ii) any actual or possible termination of any Contract; and (iii) to its knowledge the Seller has not waived any of its material rights under any Contract.

(d) Except as set forth in Section 2.18(d), no person is renegotiating, or has been authorized by the Seller to renegotiate, any amount paid or payable to the Seller under any Contract or any other term or provision of any Contract.

(e) Except as set forth on Schedule 1.1(d) or in the Mutual Non-Competition Agreement, Seller has not entered into any contract or agreement that contains one or more covenants that, upon assignment to Buyer at Closing, would in the operation of the Business limit or restrict Buyer’s freedom to operate the Business, engage in any line of business or compete with any person or entity.

2.19 Intellectual Property Rights.

(a) Schedule 2.19(a) sets forth all patents, pending applications for patents, trademarks, service marks, and trade names relating to the Business (“Intellectual Property”) owned, used or licensed to the Seller.

(b) Except as set forth on Schedule 2.19(b), the Seller owns or possesses the right to use all Intellectual Property and any material trade secrets, know-how or inventions it currently uses, without any conflict with the rights of others. The Seller has taken such actions as are reasonable to ensure full protection of the Intellectual Property under any applicable laws.

(c) The Seller owns or has a valid and enforceable right to use all material computer software used by the Seller in the operation of the Business, without any conflict with the rights of others.

2.20 Warranties.

(a) Schedule 2.20(a)-1 summarizes all claims outstanding, pending or, to the knowledge of the Seller, threatened for breach of any warranty relating to any products sold by the Seller in the Business prior to the date hereof. The description of the Seller’s product warranties for the Business set forth on Schedule 2.20(a)-2 is correct and complete.

(b) Except as set forth on Schedule 2.20(b), the goods and services sold by the Seller in the Business conform in all material respects with the specification, documentation, performance standard, made or provided with respect thereto by the Seller. Except as set forth on Schedule 2.20(b), there is not currently pending any written claim by any customer or other person alleging that any such goods and services of the Business do not conform in any material respect with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of the Seller.

2.21 Changes or Events. Except as set forth on Schedule 2.21, during the period extending from June 30, 2007 to the date of this Agreement, none of the following has occurred:

(a) Any change in the financial condition, assets, liabilities, business or operations, which alone or in the aggregate would have a material adverse effect on the Business;

(b)  Any damage, destruction or loss of Fixed Assets, whether or not covered by insurance, which alone or in the aggregate exceeds $150,000.

(c)  Any sale, assignment, transfer, lease or other disposition of, or agreement to sell, assign, transfer, lease or dispose of or place an encumbrance upon, any of the Acquired Assets, other than dispositions in the regular, normal and ordinary course of business;

(d)  Any transaction relating to the Business entered into by the Seller other than in the regular, normal and ordinary course of the Business;

(e)  Any event of default, cancellation or termination of any material Contract between the Seller and any party thereto, other than, with respect to the cancellation or termination of any Contract, in the ordinary course of the Business;

(f)  Any capital expenditure or commitment for addition to property, plant or equipment of the Business that exceeds $150,000 or capital expenditures in the aggregate in excess of $1,000,000;

(g)  Any cancellation or waiver of any claims or rights of value, or any sale, lease, transfer, assignment, distribution or other disposition of any of the Business’ material assets, except for sales of finished goods inventory in the ordinary course of Business, or any disposal of any material assets for any amount to any affiliate of the Seller;

(h)  Any disposal or lapse of any rights in, to or for the use of any of the Business’ patent, trademark, trade name or copyright rights, or, except in the ordinary course of business, any disclosure to any person not an employee, or other disposition of, any customer lists pertaining to the Business;

(i)  Any increase in the base compensation or other payment to any employee of the Business, whether now or hereafter payable or granted, or entry into or variation of the terms of any employment or incentive agreement with any such person (other than changes in compensation or terms in the ordinary course of the Business consistent in timing and amount with past practices);

(j)  Any change in any method of accounting or keeping its books of account or accounting practices relating to the Acquired Assets or the Business;

(k)  Except liabilities incurred in the ordinary course of the Business, any material obligation or liability occurring in the Business, including, without limitation, any liability for non-performance or termination of any Contract;

(l)  Any elimination of any reserves established on the Seller's books or any changing of the method of accrual pertaining to any reserves which would justify their elimination;

(m)  Authorized for issuance, issued, delivered or sold any equity securities of the Seller, or altered the terms of any outstanding securities issued by it subsequent to the approval of the equity holders of the Seller regarding the transaction contemplated by this Agreement; and

(n)  Any agreement or commitment by the Seller to do or take any of the actions referred to in subsections (a) through (m) of this Section 2.21.

2.22 Representations to be Read Conjunctively. The foregoing representations and warranties, and all Schedules referred to therein, are to be read in conjunction with each other. A disclosure made in any of the Schedules referenced herein that is reasonably sufficient to inform Buyer of information required to be disclosed in another Schedule to avoid a misrepresentation under a section of the Agreement shall be deemed, for all purposes of the Agreement, to have been made under such other Schedule.

2.23 Brokers. Seller has not dealt with any broker or finder in connection with any of the transactions contemplated by this Agreement, and insofar as it knows, no broker or other person is entitled to any commission or finder’s fee in connection with any of these transactions.

2.24 Applicable Time Period. To the extent that any of the foregoing representations or warranties refers to activity or conduct by the Seller or the occurrence of prior events, such representation shall be deemed to refer only to the five (5) year period immediately preceding the Closing Date and not any prior time period.

2.25 No Undisclosed Liabilities. Except as set forth in Schedule 2.25 or in the Financial Statements and except for a liability or obligation of the type or nature that is specifically addressed in this Agreement, including, but not limited to, in this ARTICLE II (e.g. a warranty claim), there are no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of the Business arising from of an action, inaction or event occurring prior to Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date hereof, as follows:

3.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has all requisite corporate power and authority to own its properties and carry on its business as now conducted and as contemplated by this Agreement.

3.2 Authority. Buyer has full corporate power and authority and legal right to enter into this Agreement and to consummate the transactions provided for herein. All corporate actions on the part of Buyer necessary to approve the transactions contemplated by this Agreement have been duly taken as required by applicable law and any applicable agreements. This Agreement and the other agreements, documents and instruments required to be delivered by Buyer in accordance with the provisions hereof have been duly executed by Buyer and constitute the valid and binding agreement of Buyer, enforceable against it in accordance with their respective terms.

3.3 Absence of Violations or Conflicts. The execution and delivery of this Agreement and the consummation and performance by Buyer of the transactions contemplated herein and therein (a) will not violate, conflict with or result in the breach of any term, condition or provision of, or require the consent of any other period under (a) to Buyer’s knowledge, any existing law, ordinance, or governmental rule or regulation to which Buyer is subject, (b) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Buyer, (c) the charter, bylaws or any other organizational documents of Buyer or any securities issued by Buyer, or (d) any mortgage, indenture, or other material instrument, document or agreement, oral or written, to which Buyer is a party, by which Buyer may have rights or by which any of their properties or assets may be bound or affected. Except for authorizations, approvals, consents, registrations and filing that have either been obtained, registered or filed, no authorization, approval or consent of, and no registration or filing with, any governmental or regulatory official, body or authority is required in connection with the execution, delivery or performance of this Agreement by Buyer.

3.4 Litigation. No litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority, is pending or, to the knowledge of Buyer, threatened against Buyer which would be likely to have a material adverse effect on Buyer, nor does Buyer, to its knowledge, know of any reasonably likely basis for any such litigation, arbitration, investigation or proceeding, the result of which could materially and adversely affect Buyer. Buyer is not a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority.

3.5 No Actual Knowledge of Incorrect Representation.  To the actual knowledge of the following employees of Buyer: George Off, Craig Burns, John Van Zile and Per Levin, Buyer is not aware of any fact or circumstance that would make any representation or warranty of Seller set forth in Article II above materially incorrect or untrue.

3.6 Brokers. Buyer has not dealt with any broker or finder in connection with any of the transactions contemplated by this Agreement, and insofar as it knows, no broker or other person is entitled to any commission or finder’s fee in connection with any of these transactions.

ARTICLE IV

OTHER AGREEMENTS

4.1 Employees.

(a) Except for the employees of Seller (the “Retained Employees”) as set forth on Schedule 4.1(a), as of Closing, Buyer shall offer at-will employment to all persons who are employees of the Business at such time (the “Continuing Employees”). Seller shall attach a list of all Continuing Employees, their rate of compensation, job title and exempt/non-exempt status. It is Seller’s present intention to retain the employment of those individuals listed on Schedule 4.1(a). Based on the foregoing covenant of Buyer, Seller has made no filings, given no notices or otherwise complied with the WARN Act (29 U.S.C. 2101 et seq.) and similar state laws (“WARN Laws”).

(b) From and after the Closing Date, Buyer will evaluate each of Seller’s bonus and other compensation plans generally applicable to the Continuing Employees as of the date of this Agreement, consult with the executive officers listed on Schedule 4.1(a) and provide bonus and/or other compensation plans substantially similar to other similarly situated employees employed by Buyer. Buyer agrees to pay all bonus amounts accrued as part of the Net Working Capital of the Business to the applicable employees at the end of the applicable bonus period in accordance with historical practices of the Business.

(c) Except for wages, bonus, vacation pay and sick pay assumed pursuant to this Agreement, or as expressly contemplated by this Agreement, Buyer shall assume no liability for any agreements, arrangements, Employee Plans, commitments, policies or understandings of any kind relating to employment, compensation or benefits for the present or former employees of the Business for all employment prior to the Closing Date. The parties agree that no employee shall be entitled to any third party beneficiary status by virtue of this Section 4.1. Nothing in this Agreement or in Section 4.1 obligates Buyer to employ a Continuing Employee for any specified of minimum period of time, and nothing therein or in this Agreement shall constitute a limitation on the right of Buyer to terminate any Continuing Employee at will. All Continuing Employees shall be employees at will and may be terminated at any time, with or without notice, and with or without cause.

4.2 Expenses. Except as otherwise provided herein, each party hereto shall pay its own expenses and costs incurred in connection with the negotiation and consummation of this Agreement and the transactions contemplated hereby. Buyer shall pay all federal, state and local sales, documentary and transfer taxes, if any, due as a result of the purchase, sale or transfer of the Acquired Assets.

4.3 Disclosure to Employees. Seller and Buyer shall mutually agree on the timing and content of any notification or discussions with Seller’s employees or any other parties and/or representatives of the employees with respect to the transactions contemplated by this Agreement.

4.4 Public Disclosure. Seller and Buyer shall not make any public statement or release concerning this Agreement or the transactions contemplated hereby except for such information as shall have been approved in writing as to form and content by the other party hereto or as may be required under applicable law.

4.5 Third Party Consents. To the extent that Seller’s rights under any agreement, contract, commitment, lease, license, permit, authorization or other Acquired Asset to be assigned to Buyer hereunder may not be assigned without the consent of another person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and each of Seller and Buyer shall use their best efforts (with each of Seller or Buyer’s, as the case may be, cooperation) to obtain any such required consent as promptly as possible after the Closing. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the instrument or document in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the instrument or document, shall act as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by law and the instrument or document, with Buyer in any other reasonable arrangement designed to provide such benefits exclusively to Buyer.

4.6 Post-Closing Financial Statement Deliveries by Seller. Within thirty (30) days following the Closing Date, Seller, at Buyer’s sole expense, will cause the delivery to Buyer of the following:

(a) audited financial statements for the Business as at and for the fiscal ended December 31, 2006;

(b) un-audited statements of income and statements of cash flows for the Business for the quarterly periods ending March 31, 2007, June 30, 2007 and September 30, 2007; and

(c) an un-audited balance sheet for the Business as at September 30, 2007.

ARTICLE V

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

5.1 Indemnification by Seller. Seller shall indemnify, hold harmless and defend Buyer, its directors, officers, employees, subsidiaries, affiliates and their respective successors, permitted assigns and heirs, as applicable (“Buyer Indemnitees”) after the Closing Date from and against all Damages (as defined below in Section 5.4) incurred or suffered by Buyer that result from, relate to or arise out of:

(a) any misrepresentation or breach of warranty on the part of Seller under this Agreement;

(b) non-fulfillment of any agreement or covenant on the part of Seller as required under this Agreement, the Escrow Agreement, the Transition Agreement, the License Agreement and the Mutual Non-Competition Agreement;

(c) all Retained Liabilities of Seller;

(d) all liabilities for the conduct of Seller’s business not purchased hereunder or other actions of Seller occurring after the Closing Date; and

(e) all product liability claims (excluding Warranty Claims which are subject to the terms of sub-paragraphs (f) and (g) below) arising from or in connection with any products manufactured or sold by Seller prior to Closing.

(f) fifty percent (50%) of all Warranty Claims over and above Two Hundred Thousand Dollars ($200,000) of Warranty Claims (the “First Warranty Claim Threshold”). For purposes of clarity, Buyer shall be responsible for all Warranty Claims up to and including the First Warranty Claim Threshold and, thereafter subject to Section 5.1(g), Buyer and Seller shall each be responsible for fifty (50%) of the aggregate amount of all Warranty Claims that exceed the First Warranty Claim Threshold. As used herein, “Warranty Claim” means a claim made against Buyer by a purchaser of any product sold and delivered by Seller prior to the Closing Date for a breach of the warranty offered by Seller for such product and such claim fully complies with the terms of such warranty.

(g) all Warranty Claims in excess of the sum of the First Warranty Claim Threshold plus One Million Eight Hundred Thousand Dollars ($1,800,000) (the “Second Warranty Claim Threshold”), for purposes of clarity, the parties understand that after the equal sharing of Warranty Claim liability described in Section 5.1(f), Seller shall be solely responsible for all Warranty Claim liability exceeding the Second Warranty Claim Threshold.

Buyer shall advise Seller of any individual Warranty Claim in excess of Fifty Thousand Dollars ($50,000). Buyer shall report to Seller on a quarterly basis details as to all outstanding Warranty Claims, including any resolution of a Warranty Claim during each such quarter.

5.2 Limits on Seller’s Indemnification.

(a) Time Limitation. Except as otherwise provided in Section 5.2(f), the indemnification obligations of Seller provided for in Sections 5.1(a), (f) and (g) shall expire eighteen (18) months after the Closing Date;

(b) Basket. Except as otherwise provided in Section 5.2(d), the indemnification obligations of Seller provided for in Section 5.1(a) shall not require Seller to indemnify Buyer Indemnitees for Losses incurred by Buyer Indemnitees under Section 5.1(a) until the aggregate amount of such Losses exceeds Two Million Five Hundred Thousand Dollars ($2,500,000) (“Basket”), in which event Buyer Indemnitees may claim indemnification to the extent that such Losses exceed One Million Dollars ($1,000,000);

(c) Cap. Except as otherwise provided in Section 5.2(e), the indemnification obligations of Seller provided for in Section 5.1(a) shall not exceed in the aggregate Twenty Million Dollars ($20,000,000) (“Cap”).

(d) Exceptions to Basket. The Basket shall not apply to Sections 2.2 (Authority), 2.5 (Title), first sentence only, 2.11 (Benefit Plans), 2.12 (Environmental), 2.16 (Taxes) and 2.17 (Accounts Receivable) (collectively, the “Primary Representations and Warranties”).

(e) Exceptions to Cap. The Cap shall not apply to a breach of the Primary Representations and Warranties.

Notwithstanding anything to the contrary, the Basket and Cap shall not apply to Seller’s non-performance or non-payment of: (a) any covenant of a party hereto to make a payment as required hereunder, (b) any covenant in which Seller willfully does not perform and (c) any brokerage fees owed by Seller hereunder.

(f) Exception to Time Limitation. Anything to the contrary contained in Section 5.2(a) notwithstanding, Sellers’ indemnification obligations provided for in Section 5.1(a) with respect to a breach of any of the representations and warranties in Section 2.2 (Authority), 2.5 (Title), first sentence only, 2.12 (Environmental), and 2.16 (Taxes), which shall not expire due to the passage of time and shall survive for the applicable statutes of limitation.

Except where limited by a specific restriction on duration set forth herein, Seller’s obligation to perform its covenants hereunder shall expire when each such covenant is performed. Any such obligations under this Section 5.2 for which Buyer gives Sellers timely notice as provided in Section 5.5 within such eighteen (18) month period shall survive until the claim is finally resolved.

5.3 Indemnification by Buyer. Buyer shall indemnify, hold harmless and defend Seller, its directors, officers, employees, subsidiaries, affiliates and their respective successors, assigns and heirs, as applicable (“Seller Indemnitees”) after the Closing Date from and against all Damages incurred or suffered by Seller that result from, relate to or arise out of:

(a) any misrepresentation or breach of warranty on the part of Buyer under this Agreement;

(b) non-fulfillment of any agreement or covenant on the part of Buyer as required under this Agreement, the Escrow Agreement, the Transition Agreement and the License Agreement and the Mutual Non-Competition Agreement;

(c) the Assumed Liabilities;

(d) all liabilities for the conduct of Buyer’s business or other actions of Buyer occurring after the Closing Date, including, but not limited to, all liabilities to Continuing Employees;

(e) any failure of Seller to comply with any WARN Laws; and

(f) the ownership and use of the Acquired Assets and the Business for events occurring after the Closing Date.

Except where limited by a specific restriction on duration set forth herein, Buyer’s obligation to perform its covenants hereunder shall expire when each such covenant is performed.

5.4 Damages. For the purposes of this Article V, the term “Damages” shall (a) include any and all losses (including any claims, judgments, damages, fines, penalties, liabilities, costs or expenses, including reasonable attorneys’ fees (collectively, the “Damages”)) actually paid or incurred by the Indemnified Party (as defined herein), (b) be reduced by any amounts recovered from any surety, insurance carrier or third party obligor and no right of subrogation against any Indemnifying Party shall accrue hereunder to or for the benefit of any surety, insurance company or any third party, and (c) be computed on an after-tax basis. Each party agrees to submit in a timely manner to any applicable surety, insurance carrier or third party obligor, all claims for Damages for which such entity may have a liability to the party claiming the right to indemnification. The amount of the actual loss and the amount of the indemnity payment shall be computed by taking into account the timing of the loss or payment, as applicable, using the Prime Rate as an interest rate or discount rate, as appropriate. A party claiming indemnity shall take all reasonable steps to mitigate damages in respect of any claim for which it is seeking indemnification and shall use reasonable efforts to avoid any costs or expenses associated with such claim and, if such costs and expenses cannot be avoided, to minimize the amount thereof.

5.5 Claims for Indemnification. Whenever any claim shall arise for indemnification under this Article V, Seller or Buyer, as the case may be, seeking indemnification (the “Indemnified Party”), shall notify the party from whom indemnification is sought in writing (the “Indemnifying Party”) of the claim within fourteen (14) days of the receipt of written notice of any such claim and, when known, the facts constituting the basis for such claim (an “Indemnification Claim Notice”). In the event of any such claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings by a third party, the Indemnification Claim Notice shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom and shall append all legal papers, notices and other documents received in connection therewith. The delivery of the Indemnification Claim Notice by the Indemnified Party to the Indemnifying Party within such fourteen (14) day period shall not be a condition precedent to any liability of the Indemnifying Party under this Agreement, unless such Indemnifying Party has otherwise been prejudiced by the lack of or delay in delivering such Indemnification Claim Notice. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed if the settlement or judgment includes an unconditional release to the Indemnified Party from all liability with respect to such claim, provided, however, that if suit shall have been instituted against the Indemnified Party and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in Section 5.6 hereof, the Indemnified Party shall have the right to settle or compromise such claim upon giving reasonable and timely notice to the Indemnifying Party, as provided in Section 5.6.

5.6 Defense by the Indemnifying Party. In connection with any claim which may give rise to indemnity hereunder resulting from or arising out of any claim or legal proceeding, the Indemnifying Party, at its sole cost and expense may, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding, whether or not under a reservation of rights with respect to ultimate liability under this Article V. If the Indemnifying Party assumes the defense of any such claim or legal proceeding, the Indemnifying Party shall select counsel reasonably acceptable to the Indemnified Party to conduct the defense of such claims or legal proceedings and at the sole cost and expense of the Indemnifying Party shall take all steps necessary in the defense or settlement thereof. The Indemnifying Party shall not consent to a settlement of, or the entry of any judgment arising from, any such claim or legal proceeding, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed if the settlement or judgment includes an unconditional release to the Indemnified Party from all liability with respect to such claim). If the Indemnified Party shall withhold its consent to an economic settlement tendered to it by the Indemnifying Party (the expense of which would be borne solely by the Indemnifying Party), then the amount of any indemnification liability of the Indemnifying Party specific to the claim which was the subject of the proffered and rejected settlement shall not exceed the amount of such proffered and rejected settlement, plus costs and expenses applicable to consummating such settlement. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such action, with its own counsel and at its own expense. If the Indemnifying Party does not assume the defense of any such claim or litigation resulting therefrom within twenty one (21) days after the date of the Indemnification Claim Notice, (a) the Indemnified Party may defend against such claim or litigation in such manner as it may deem appropriate, including, but not limited to, settling such claim or litigation, after giving notice of the same to the Indemnifying Party, on such terms as the Indemnified Party may reasonably deem appropriate, and (b) the Indemnifying Party shall be entitled to participate in (but not control) the defense of such action, with its counsel and at its own expense.

5.7 Payment. Upon the determination of liability under Sections 5.1 or 5.3 hereof, the appropriate party shall pay to the other, within ten (10) days after such determination, the amount of any claim for indemnification made hereunder and, if such payment is not made thereunder, the Indemnified Party shall have set-off rights against any amounts owed to the Indemnifying Party, and/or its affiliates. Upon the payment in full of any claim, by setoff or otherwise, the Indemnifying Party, except as set forth in Section 5.5, shall be subrogated to the rights of the Indemnified Party against any person, firm or corporation with respect to the subject matter of such claim. Except for any payment due in respect of the Final Net Working Capital Adjustment, or for breaches of the Escrow Agreement, Transition Agreement or the License Agreement or the Mutual Non-Competition Agreement, the indemnification provisions of this Article V shall be the exclusive remedies of the parties in connection with the purchase and sale of any Acquired Assets. In the event that Buyer receives payment from Seller for Buyer’s inability to collect the Accounts Receivable, such uncollected Accounts Receivable shall, without further action on the part of Buyer be assigned to Seller and in the event that Buyer receives any payment thereon, Buyer will immediately remit such payment to Seller.

5.8 Bulk Sales Law. The parties hereto waive compliance, if applicable, with the provisions of any bulk sales law including, without limitation, the bulk transfer provisions of the Uniform Commercial Code of any state or any similar statute, if and to the extent applicable to the transactions contemplated by this Agreement. Seller agrees to indemnify, defend and hold harmless Buyer and its officers, agents and employees from any loss, cost, expenses (including related counsel fees), liability or damage which Buyer or its officers, agents or employees may suffer or incur by virtue of the noncompliance by Seller with any such bulk sales law, except with respect to the Assumed Liabilities. This obligation of Seller is not subject to the limitations contained in Section 5.2.

ARTICLE VI

DISPUTE RESOLUTION

6.1 Dispute Resolution. In the event any dispute arises in connection with this Agreement, the parties agree to use all commercially reasonable efforts to settle such dispute by consulting and negotiating with each other, in good faith and understanding of their mutual interests, to reach a just and equitable solution satisfactory to both parties.

ARTICLE VII

MISCELLANEOUS PROVISIONS

(a) Upon the execution of this Agreement and thereafter, each party shall do such things as may be reasonably requested by another party hereto, at the expense of such requesting party, in order more effectively to consummate or document the transaction contemplated by this Agreement.

(b) Each party hereto acknowledges that subsequent to Closing, the other party may need access to Records, information or documents in the control or possession of such party for the purposes of concluding the transactions contemplated hereby, preparation of tax returns, audits, compliance with governmental requirements, and the prosecution or defense of third party claims. Accordingly, Seller and Buyer agree that after Closing, for a period not in excess of six (6) years subsequent to Closing, each shall make reasonably available to the other’s representatives or agents, independent auditors, and/or governmental agencies or authorities, upon written request and at the expense of the requesting party, such documents and information as may be available relating to the Business for periods prior and subsequent to Closing to the extent necessary to facilitate concluding the transaction herein contemplated, tax filings, audits, compliance with governmental requirements and regulations, and the prosecution or defense of claims.

7.2 Notices. All notices, communications and deliveries under this Agreement shall be made in writing, signed by the party making the same, shall specify the Section of this Agreement pursuant to which it is given, and shall be deemed given on the date delivered if delivered in person or on the next day after delivered by Federal Express or other nationally recognized overnight courier service, as follows:

Buyer:     Checkpoint Systems, Inc.
                                          101 Wolf Drive
                                          P.O. Box 188, Thorofare, NJ 08086
                                         Attn: John Van Zile, General Counsel

with a copy to:
                                Stradley Ronon Stevens & Young, LLP
                                          One Commerce Square
                                          Philadelphia, PA 19103
                               Attn: William R. Sasso, Esquire and Thomas G. Harris, Esquire

Seller:                     15015 Lancaster Highway
                              Charlotte, North Carolina 28277
                              Attn: Mr. James Sankey

With a copy to:       Kahn Kleinman, LPA
                              1301 E. 9th Street, Suite 2600
                                        Cleveland, Ohio 44114
                                       Attn: Kevin D. Barnes, Esq.

or to such other representative or to such other address as the parties hereto may furnish to the other parties in writing. If notice is given pursuant to this section of a permitted successor or assign of a party of this Agreement, then notice shall be given as set forth above to such successor or assign of such party.

7.3 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors and permitted assigns. Neither party may assign this Agreement or any rights hereunder, by operation of law or otherwise, without the prior written consent of the other party.

7.4 Definition of Knowledge. For purposes of this Agreement, the phrases “to the knowledge of Seller” or “Seller’s knowledge” or similar phrases shall mean the actual knowledge of Seller after due inquiry of the following employees of Seller: Lois Holden, Andrew W. Moock and James Sankey.

7.5 Controlling Law; Amendment; Waiver.

(a) This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware.

(b) This Agreement may not be altered or amended except in a writing signed by Buyer and Seller.

(c) The failure of any party hereto at any time to require performance of any provisions hereof shall in no manner affect the right to enforce the same. No waiver by any party hereto of any condition, or of the breach of any term, provision, warranty, representation, agreement or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed or construed as a further or continuing waiver of any such condition or breach or a waiver of any other condition or of the breach of any other terms, provision, warranty, representation, agreement or covenant herein contained.

7.6 Representations and Warranties. The respective representations and warranties of each party hereto shall not be deemed to be waived or otherwise affected by any investigation made by any other parties hereto unless otherwise specifically provided herein, including, but not limited to Section 3.5.

7.7 Entire Agreement. This Agreement , including the Schedules attached hereto, constitutes the entire agreement among the parties hereto with respect to the transactions contemplated and supersedes all prior agreements, understandings, the letter of intent, and negotiations, both written and oral, among the parties with respect thereto.

7.8  No Presumption; Interpretation. Neither this Agreement nor any other agreement between the parties nor any uncertainty or ambiguity herein or therein shall be construed or resolved using any presumption against any party hereto or thereto, whether under any rule of construction or otherwise. On the contrary, this Agreement and the other agreements between the parties have been reviewed by the parties and their counsel and, in the case of any ambiguity or uncertainty, shall be construed according to the ordinary meaning of the words used so as to fairly accomplish the purposes and intentions of all parties hereto. The titles or captions of articles, sections and subsections contained in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof. For purposes of interpretation of this Agreement, there shall be no duplication of materiality when a provision containing materiality references another provision containing materiality.

7.9Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same document.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Asset Purchase Agreement to be duly executed and delivered on the date first above written.

SELLER:

ALPHA SECURITY PRODUCTS, INC.

By: /s/ Andrew W. Moock ________________
Name: Andrew W. Moock
Title: Executive Vice President

BUYER:

CHECKPOINT SYSTEMS, INC.

By: /s/ George W. Off
Name: George W. Off
Title: President and Chief Executive Officer